UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NATUREWELL INCORPORATED

(Name of Issuer)

Common Stock

(Title of Class of Securities)

63902Q109

 (CUSIP Number)

Douglas Leighton

Michael Novielli

c/o Dutchess Private Equities Fund Ltd.

50 Commonwealth Avenue, #2

Boston, MA 02116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13(d)-1(g) ☐.

SCHEDULE 13D

CUSIP No. 63902Q109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dutchess Private Equities Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Owned By Each Reporting Person With	7

SOLE VOTING POWER

417,875,000 shares of Common Stock, consisting of 397,000,000 shares of common stock; 19,000,000 shares of Series A common stock; and 1,875,000 shares of common stock underlying 75 shares of Series C Preferred Stock.  The 19,000,000 shares of Series A common stock entitles the holder to cast 10 votes for all matters presented to the shareholder for voting. The 75 shares of Series C Preferred Stock entitles the holder to cast a vote equal to 52.57% of all outstanding shares that are eligible to vote at the time of the shareholder action.

	8	SHARED VOTING POWER 0
9

SOLE DISPOSITIVE POWER

417,875,000 shares of Common Stock, consisting of 397,000,000 shares of common stock; 19,000,000 shares of Series A common stock; and 1,875,000 shares of common stock underlying Series C Preferred Stock. The 19,000,000 shares of Series A common stock entitles the holder to cast 10 votes for all matters presented to the shareholder for voting. The 75 shares of Series C Preferred Stock entitles the holder to cast a vote equal to 52.57% of all outstanding shares that are eligible to vote at the time of the shareholder action.

	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

417,875,000 shares of Common Stock, consisting of 397,000,000 shares of common stock; 19,000,000 shares of Series A common stock; and 1,875,000 shares of common stock underlying Series C Preferred Stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (based on 2,467,574,750 shares outstanding)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 63902Q109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Douglas Leighton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

417,875,000 shares of Common Stock, consisting of 397,000,000 shares of common stock; 19,000,000 shares of Series A common stock; and 1,875,000 shares of common stock underlying Series C Preferred Stock. The 19,000,000 shares of Series A common stock entitles the holder to cast 10 votes for all matters presented to the shareholder for voting. The 75 shares of Series C Preferred Stock entitles the holder to cast a vote equal to 52.57% of all outstanding shares that are eligible to vote at the time of the shareholder action.

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

417,875,000 shares of Common Stock, consisting of 397,000,000 shares of common stock; 19,000,000 shares of Series A common stock; and 1,875,000 shares of common stock underlying Series C Preferred Stock. The 19,000,000 shares of Series A common stock entitles the holder to cast 10 votes for all matters presented to the shareholder for voting. The 75 shares of Series C Preferred Stock entitles the holder to cast a vote equal to 52.57% of all outstanding shares that are eligible to vote at the time of the shareholder action.

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

417,875,000 shares of Common Stock, consisting of 397,000,000 shares of common stock; 19,000,000 shares of Series A common stock; and 1,875,000 shares of common stock underlying Series C Preferred Stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (based on 2,467,574,750 shares outstanding)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 63902Q109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael Novielli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

417,875,000 shares of Common Stock, consisting of 397,000,000 shares of common stock; 19,000,000 shares of Series A common stock; and 1,875,000 shares of common stock underlying Series C Preferred Stock. The 19,000,000 shares of Series A common stock entitles the holder to cast 10 votes for all matters presented to the shareholder for voting. The 75 shares of Series C Preferred Stock entitles the holder to cast a vote equal to 52.57% of all outstanding shares that are eligible to vote at the time of the shareholder action.

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

417,875,000 shares of Common Stock, consisting of 397,000,000 shares of common stock; 19,000,000 shares of Series A common stock; and 1,875,000 shares of common stock underlying Series C Preferred Stock. The 19,000,000 shares of Series A common stock entitles the holder to cast 10 votes for all matters presented to the shareholder for voting. The 75 shares of Series C Preferred Stock entitles the holder to cast a vote equal to 52.57% of all outstanding shares that are eligible to vote at the time of the shareholder action.

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

417,875,000 shares of Common Stock, consisting of 397,000,000 shares of common stock; 19,000,000 shares of Series A common stock; and 1,875,000 shares of common stock underlying Series C Preferred Stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (based on 2,467,574,750 shares outstanding)
14	TYPE OF REPORTING PERSON IN

Item 1.

Security and Issuer.

This Statement relates to the common stock, $.00001 par value per share, of NatureWell, Incorporated, a Delaware corporation (the “Issuer,” “Company,” or “NatureWell), with its principal executive offices at  110 West C Street, Suite 1300, San Diego, California 92101.

Item 2.

Identity and Background.

This Statement is being filed by Dutchess Private Equities Fund, Ltd. (“DPEF”), Douglas Leighton (“Leighton”) and Michael Novielli (“Novielli”, together with DPEF and Leighton, “Dutchess”) each with a business address of 50 Commonwealth Avenue, Suite #2, Boston, MA 02116.  Mr. Leighton and Mr. Novielli are the Directors of DPEF. During the last five years neither DPEF, Leighton nor Novielli have (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Leighton and Mr. Novielli are citizens of the United States.

Item 3.

Source and Amount of Funds or Other Consideration.

All purchases of the Company’s common stock were made using working capital.  As of the Date of Event which required the filing of this Statement, Dutchess used approximately $2,545,000 of its working capital to purchase 397,000,000 shares of  NatureWell common stock; $475.00 of its working capital to purchase 19,000,000 shares of NatureWell Series A common stock; and $525.00 of its working capital to purchase 75 shares of NatureWell Series C Convertible Preferred stock, convertible into 1,875,000 shares of NatureWell common stock at a rate of 25,000 shares of common stock for every share of Series C Convertible Preferred stock (“Convertible Preferred”).  No other funds or other consideration were used in making such purchases.  Dutchess has the dispositive power over these Convertible Preferred stocks and, in the event that any one or more of the Convertible Preferred are converted into shares of NatureWell common stock, has the voting power over any such shares issued. The Convertible Preferred may be converted at the option of Dutchess on or before the maturity dates and the notes may be converted into shares of common stock of the Company in the event of default.

Item 4.

Purpose of Transaction

Dutchess acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes.

Item 5.

Interest in Securities of the Company.

As of the Date of the Event which required the filing of this Statement, May 9, 2008, DPEF owned 417,875,000 shares of NatureWell common stock, consisting of 397,000,000 shares of common stock; 19,000,000 shares of Series A Common Stock; and 75 shares of Series C Preferred Stock convertible into 1,875,000 shares of common stock.  The NatureWell securities owned by Dutchess as of May 9, 2008 represented approximately 16.9% of the issued and outstanding shares of NatureWell’s common stock.  Further, the 19,000,000 shares of Series A common stock entitles the holder to cast 10 votes for all matters presented to the shareholder for voting. The 75 shares of Series C Preferred Stock entitles the holder to cast a vote equal to 52.57% of all outstanding shares that are eligible to vote at the time of the shareholder action. Accordingly, Dutchess owns securities entitling it to vote approximately 67.5% of NatureWell’s common stock. As of May 9, 2008, Leighton and Novielli had shared voting and dispositive power of each of the 417,875,000 shares of NatureWell common stock beneficially owned by Dutchess.  Except as described herein and as previously disclosed in NatureWell’s United States Securities and Exchange Commission filings, in the sixty days prior to May 9, 2008, the Date of the event requiring the filing of this Statement, Dutchess did not engage in any transactions involving NatureWell common stock.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.

Material to be Filed as Exhibits.

Exhibit A     Identification of entities which acquired the shares which are the subject of this report on Schedule 13D

Exhibit B     Joint Filing Agreement dated May 30, 2008 among Dutchess Private Equities Fund, Ltd.,

    Douglas Leighton and Michael Novielli.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 30th day of May 2008

Dutchess Private Equities Fund, Ltd.

By:	/s/ Douglas Leighton
Douglas Leighton Director

Dutchess Private Equities Fund, Ltd.

By:	/s/ Douglas Leighton
Douglas Leighton

By:	/s/ Michael Novielli
Michael Novielli

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13D:

Exhibit A

Identification of entities which acquired the shares which are the subject of this Schedule 13D.

Exhibit B

Joint Filing Agreement among Dutchess Private Equities Fund, Ltd., Douglas Leighton and Michael Novielli.

Exhibit A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13D.

Dutchess Private Equities Fund, Ltd. is a corporation formed under the laws of the Cayman Islands.  Douglas Leighton and Michael Novielli are the Directors of Dutchess Private Equities Fund, Ltd.

Dutchess Private Equities Fund, Ltd.

By:	/s/ Douglas Leighton
Douglas Leighton Director

Dutchess Private Equities Fund, Ltd.

By:	/s/ Douglas Leighton
Douglas Leighton

By:	/s/ Michael Novielli
Michael Novielli

Exhibit B

JOINT FILING AGREEMENT

The  undersigned  hereby agree that the  Statement on Schedule  13D,  dated May 30, 2008 with  respect to the shares of the common stock of NatureWell, and any further amendments  thereto  executed by each and any of us shall be filed on behalf of each of us  pursuant to and in  accordance  with the provisions of Rule  13d-1(k)(1)  under the  Securities  Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: May 30, 2008

Dutchess Private Equities Fund, Ltd.

By:	/s/ Douglas Leighton
Douglas Leighton Director

Dutchess Private Equities Fund, Ltd.

By:	/s/ Douglas Leighton
Douglas Leighton

By:	/s/ Michael Novielli
Michael Novielli